Filed Pursuant to Rule 433

Registration Statement No. 333-222773

Issuer Free Writing Prospectus, dated May 30, 2019

Relating to Preliminary Prospectus Supplement, dated May 30, 2019

Flex Ltd.

Pricing Term Sheet

Issuer:	Flex Ltd. (“Flex”)
Ticker:	FLEX
Expected Ratings (Moody’s/S&P)*:	Baa3/BBB-
Security Type:	SEC Registered
Trade Date:	May 30, 2019
Settlement Date**:	June 6, 2019 (T+5)
Minimum Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Day Count:	30/360
Use of Proceeds:

Flex intends to use the net proceeds from the offering, together with available cash, to fund the concurrent tender offer (the “Tender Offer”) for any and all of the $500,000,000 outstanding aggregate principal amount of our 4.625% Notes due 2020 (the “2020 Notes”) and any redemption of 2020 Notes not tendered in the Tender Offer (the “2020 Notes Redemption”), including the payment of all premiums, accrued interest and costs and expenses in connection with the Tender Offer and the 2020 Notes Redemption. The Tender Offer will now be subject to the completion of this offering on the terms set forth in this pricing term sheet and the preliminary prospectus supplement.

4.875% Senior Notes due 2029

Principal Amount:	$450,000,000
Maturity Date:	June 15, 2029
Coupon:	4.875%
Public Offering Price:	99.607% of the Principal Amount
Net Proceeds (after underwriting discount but before expenses):	$445,306,500
Benchmark Treasury:	UST 2.375% due May 15, 2029
Benchmark Treasury Price/Yield:	101-10+ / 2.225%
Spread to Benchmark Treasury:	+270 bps
Yield to Maturity:	4.925%
Interest Payment Dates:	June 15 and December 15, commencing December 15, 2019
Make-Whole Call:	At any time prior to March 15, 2029, at a discount rate of Treasury plus 45 basis points
Par Call:	On or after March 15, 2029
CUSIP:	33938X AA3
ISIN:	US33938XAA37

Joint Book-Running Managers:

J.P. Morgan Securities LLC
Citigroup Global Markets Inc.
BNP Paribas Securities Corp.
Academy Securities, Inc.
BofA Securities, Inc.
HSBC Securities (USA) Inc.
Mizuho Securities USA LLC
MUFG Securities Americas Inc.
Scotia Capital (USA) Inc.
SMBC Nikko Securities America, Inc.
UniCredit Capital Markets LLC
U.S. Bancorp Investments, Inc.

Co-Managers:	ICBC Standard Bank Plc Loop Capital Markets LLC Standard Chartered Bank Wells Fargo Securities, LLC Banco Bradesco BBI S.A. Deutsche Bank Securities Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

**Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the second business day preceding the settlement date will be required, by virtue of the fact that the notes initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533, Citigroup Global Markets Inc. toll free at (800) 831-9146 or BNP Paribas Securities Corp. toll free at (800) 854-5674.

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